FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

July 14, 2005

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

July 14, 2005

The following unaudited interim consolidated financial statements of OAO Tatneft for the first six months of 2004 prepared in accordance with U.S. GAAP were published on the company’s web-site today:

TATNEFT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(PREPERED IN ACCORDANCE WITH U.S. GAAP)

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED)

The interim consolidated financial statements were prepared by OAO Tatneft in accordance with U.S. GAAP and have not been audited or reviewed by our independent auditor.

TATNEFT

Interim Consolidated Balance Sheets, Unaudited

(in millions of Russian Roubles)

	Notes	At June 30, 2004	At December 31, 2003
Assets
Cash and cash equivalents	5	9,858	8,450
Restricted cash	5	290	300
Accounts receivable, net	6	14,240	13,297
Due from related parties	19	17,830	6,631
Short-term investments	7	5,259	3,223
Current portion of loans receivable and advances, net	10	16,234	14,042
Inventories, net	8	9,452	10,051
Prepaid expenses and other current assets	9	13,722	17,506

Total current assets		86,885	73,500
Restricted cash	5	1,279	1,742
Long-term loans receivable and advances, net	10	9,884	6,746
Long-term investments	7	3,970	3,721
Property, plant and equipment, net	11	177,882	177,008

Total assets		279,900	262,717

Liabilities and shareholders’ equity
Short-term debt and current portion of long-term debt	12	22,014	13,213
Notes payable	13	3,573	6,948
Banking customer deposits	13	14,343	16,665
Trade accounts payable		5,165	2,948
Due to related parties	19	635	1,034
Other accounts payable and accrued liabilities	14	8,308	5,427
Current deferred tax liability	15	97	196
Capital lease obligations to related parties	11,19	494	643
Taxes payable		6,340	7,159

Total current liabilities		60,969	54,233
Long-term debt, net of current portion	12	12,313	12,796
Notes payable	13	1,203	1,485
Banking customer deposits	13	3,194	1,337
Asset retirement obligations, net of current portion	11	17,771	16,955
Deferred tax liability	15	21,276	21,271
Capital lease obligations to related parties, net of current portion	11,19	237	359

Total liabilities		116,963	108,436

Minority interest		5,335	5,101

Shareholders’ equity
Preferred shares (authorized and issued at June 30, 2004 and December 31, 2003 – 147,508,500 shares; nominal value at June 30, 2004 and December 31, 2003 - RR1.00)	16	148	148
Common shares (authorized and issued at June 30, 2004 and December 31, 2003 - 2,178,690,700 shares; nominal value at June 30, 2004 and December 31, 2003 - RR1.00)	16	2,179	2,179
Additional paid-in capital	16	89,516	89,516
Accumulated other comprehensive income		20	189
Retained earnings		70,983	62,291
Less: Common shares held in treasury, at cost (194,016,758 shares and 191,430,258 shares at June 30, 2004 and December 31, 2003, respectively)		(5,244)	(5,143)

Total shareholders’ equity		157,602	149,180

Total liabilities and shareholders’ equity		279,900	262,717

TATNEFT

Interim Consolidated Statements of Operations and Comprehensive Income, Unaudited

(in millions of Russian Roubles, except per share information)

	Notes	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
			(As restated see Note 4)
Sales and other operating revenues	18	85,035	71,281	66,906

Costs and other deductions
Operating		15,365	14,470	16,980
Purchased oil and refined products		12,599	14,857	14,026
Exploration		422	440	411
Transportation		4,492	3,115	2,244
Selling, general and administrative		8,190	5,567	7,670
Bad debt charges and credits, net		279	877	128
Depreciation, depletion and amortization	18	4,516	4,076	3,599
Loss on disposals of property, plant and equipment and impairment of investments	11	337	198	238
Taxes other than income taxes	15	23,606	20,779	13,914
Maintenance of social infrastructure	11	149	126	43
Transfer of social assets	11	147	878	217

Total costs and other deductions		70,102	65,383	59,470

Other income (expenses)
Earnings from equity investments	7	219	32	138
Foreign exchange gain / (loss)		123	271	(579)
Monetary gain	2	—	—	693
Interest income		168	263	435
Interest expense		(1,647)	(1,238)	(1,239)
Other income, net		(180)	(59)	387

Total other income (expenses)		(1,317)	(731)	(165)

Income before income taxes and minority interest		13,616	5,167	7,271

Income taxes
Current		(3,900)	(2,391)	(2,179)
Deferred benefit		94	1,016	2,222

Total income tax (expense) / benefit	15	(3,806)	(1,375)	43

Income before minority interest		9,810	3,792	7,314
Minority interest		(316)	(70)	(233)

Income before cumulative effect of change in accounting principle		9,494	3,722	7,081

Cumulative effect of change in accounting principle, net of RR 1,498 million tax		—	4,742	—

Net income		9,494	8,464	7,081

Foreign currency translation adjustments		(176)	(95)	82

Unrealized holding gains on available-for-sale securities, net of tax		50	—	362

Less: transfer of realized gains included in net income, net of tax		(43)	—	—

Comprehensive income		9,325	8,369	7,525

Basic net income per share before cumulative effect of changes in accounting principle (RR)	16
Common		4.40	1.68	3.18
Preferred		5.07	2.57	4.15
Cumulative effect of changes in accounting principle (RR)
Common		—	2.23	—
Preferred		—	2.23	—
Basic net income per share (RR)
Common		4.40	3.91	3.18
Preferred		5.07	4.80	4.15

Diluted net income per share before cumulative effect of changes in accounting principle (RR)	16
Common		4.40	1.68	3.14
Preferred		5.07	2.57	4.11
Cumulative effect of changes in accounting principle (RR)
Common		—	2.22	—
Preferred		—	2.22	—
Diluted net income per share (RR)
Common		4.40	3.90	3.14
Preferred		5.07	4.79	4.11

Weighted average common shares outstanding (millions of shares)	16
Basic		1,986	1,984	2,035
Diluted		1,986	1,986	2,062
Weighted average preferred shares outstanding (millions of shares)	16
Basic		148	148	148
Diluted		148	148	148

TATNEFT

Interim Consolidated Statements of Cash Flows, Unaudited

(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
			(As restated see Note 4)
Operating activities
Net income		9,494	8,464	7,081
Adjustments:
Cumulative effect of change in accounting principle		—	(4,742)	—
Minority interest		316	70	233
Depreciation, depletion and amortization	18	4,516	4,076	3,599
Net barter settlements		(373)	145	(1,234)
Deferred income tax benefit		(94)	(1,016)	(2,222)
Disposals and impairments		337	198	238
Net realized gain on available-for-sale securities		7	—	—
Effects of foreign exchange		(178)	(271)	905
Monetary gain		—	—	(694)
Undistributed earnings of equity investments		(184)	32	(107)
Transfer of social assets		147	878	217
Other		650	(220)	(642)
Changes in operational working capital, excluding cash:
Accounts receivable		(2,989)	(4,166)	(1,506)
Inventories		587	(1,251)	2,133
Prepaid expenses and other current assets		3,367	2,065	(41)
Trading securities		(2,060)	(884)	210
Notes receivable		335	(1,519)	39
Trade accounts payable		2,352	(611)	129
Other accounts payable and accrued liabilities		(1,241)	6,293	2,758
Taxes payable		(778)	1,148	(113)

Net cash provided by operating activities		14,211	8,689	10,983

Investing activities
Additions to property, plant and equipment		(4,763)	(5,176)	(7,342)
Proceeds from disposals of property, plant and equipment		318	26	54
Purchase of securities and net increase in loans receivable		(14,817)	(4,826)	(1,698)
Proceeds from disposal/ maturity of investments		53	708	520
Purchase of long-term investments		(1,076)	395	4
Change in restricted cash		472	172	107

Net cash used for investing activities		(19,813)	(8,701)	(8,355)

Financing activities
Proceeds from issuance of short-term debt		54,709	9,078	9,799
Repayment of short-term debt		(49,253)	(6,403)	(4,048)
Proceeds from issuance of long-term debt		1,876	3,368	8,947
Repayment of long-term debt		(220)	(3,056)	(9,511)
Dividends paid		—	—	(14)
Purchase of treasury shares		(312)	(1,538)	(859)
Proceeds from sale of treasury shares		210	1,795	719

Net cash provided by (used in) financing activities		7,010	3,244	5,033

Effect of foreign exchange on cash and cash equivalents		—	(1)	15
Effect of inflation accounting		—	—	(684)

Net change in cash and cash equivalents		1,408	3,231	6,992
Cash and cash equivalents at beginning of period		8,450	7,070	4,872

Cash and cash equivalents at end of period		9,858	10,301	11,864

TATNEFT

Interim Consolidated Statements of Shareholders’ Equity, Unaudited

(in millions of Russian Roubles)

	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred shares:
Balance at January 1 and June 30 (shares in thousands)	147,509	148	147,509	148	147,509	148

Common shares:					`
Balance at January 1 and June 30 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179

Treasury shares, at cost:
Balance at January 1	191,430	(5,143)	200,288	(3,990)	176,133	(2,511)
Purchases	8,711	(312)	196,452	(5,995)	195,659	(5,083)
Sales	(6,124)	211	(205,310)	4,842	(171,504)	3,604

Balance at June 30 and December 31 (shares in thousands)	194,017	(5,244)	191,430	(5,143)	200,288	(3,990)

Additional paid-in capital
Balance at January 1		89,516		88,863		89,026
Stock-based compensation		—		—		—
Stock-options redeemed		—		—		(163)
Treasury share transactions		—		653		—

Balance at June 30 and December 31		89,516		89,516		88,863

Accumulated other comprehensive income

Balance at January 1		189		176		3,144

Foreign currency translation adjustments		(176)		3		(20)
Unrealized holding gains on available-for-sale securities, net of tax		50		43		33
Transfer of realized gains included in net income, net of tax		(43)		(33)		(2,981)

Balance at June 30 and December 31		20		189		176

Retained earnings

Balance at January 1		62,291		51,002		36,098
The cumulative effect on prior years of prior year adjustments (see Note 4)		—		(3,226)		(903)

Balance at January 1, as adjusted		62,291		47,776		35,195
Net income		9,494		14,880		13,470
Dividends		(801)		(365)		(387)
Treasury share transactions		(1)		—		(502)

Balance at June 30 and December 31		70,983		62,291		47,776

Total shareholders’ equity at June 30 and December 31		157,602		149,180		135,152

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited

(in millions of Russian Roubles)

Note 1: Organization

OAO Tatneft (the “Company”) and its subsidiaries (jointly referred to as “the Group”) are engaged in crude oil exploration, development and production principally in the Republic of Tatarstan (“Tatarstan”), an autonomous republic within the Russian Federation. The Group also engages in refining and marketing of crude oil and refined products, petrochemical and banking activities, as further described in Note 18. The Group’s banking activities comprise the operations of Zenit Bank and Devon Credit Bank.

The Company was incorporated as an open joint stock company effective January 1, 1994 (the “privatization date”) pursuant to the approval of the State Property Management Committee of the Republic of Tatarstan (the “Government”). All assets and liabilities previously managed by the production association Tatneft, Bugulminsky Mechanical Plant, Menzelinsky Exploratory Drilling Department and Bavlinsky Drilling Department were transferred to the Company at their book value at the privatization date in accordance with Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint-Stock Companies. Such transfers are considered transfers between entities under common control at the privatization date, and have been recorded at book value.

At June 30, 2004, the Government held 33% of the common shares of the Company. As further described in Note 16, the Government owns one “Golden Share” which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise considerable influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal influence. Additionally, the Government of Tatarstan also controls a number of the Group’s suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group’s ultimate customers, such as OAO Nizhnekamskneftekhim (“Nizhnekamskneftekhim”), the principal petrochemical company in Tatarstan. Related party transactions are further disclosed in Note 19.

Note 2: Basis of Presentation

The Group maintains its accounting records and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation (“RAR”). The accompanying interim financial statements have been prepared from these accounting records and adjusted as necessary to comply with accounting principles generally accepted in the United States of America (“US GAAP”). The principal differences between RAR and US GAAP relate to: (1) revenue recognition; (2) valuation and depreciation of property, plant and equipment; (3) foreign currency translation; (4) deferred income taxes; (5) valuation allowances for unrecoverable assets; (6) capital leases; (7) stock option transactions; and (8) consolidation and accounting for subsidiaries and equity investees.

Use of estimates in the preparation of financial statements. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. While management uses its best estimates and judgments, actual results could differ from those estimates and assumption used. Among the estimates made by the management are: assets valuation allowances, depreciable lives, oil and gas reserves, dismantling costs and income taxes.

Foreign currency transactions and translation. The functional currency of the Group except for subsidiaries located outside of the Russian Federation is the Russian Rouble because the majority of its revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian Roubles. Accordingly, transactions and balances not already measured in Russian Roubles (primarily US Dollars) have been re-measured into Russian Roubles in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in Russian Roubles are credited or charged to operations.

For operations of the subsidiaries located outside of the Russian Federation, that use primarily US Dollars as the functional currency, adjustments resulting from translating foreign functional currency assets and liabilities into Russian Roubles are recorded in a separate component of shareholders’ equity entitled accumulated other comprehensive income. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Exchange rates, restrictions and controls. At present, the Russian Rouble is not a fully convertible currency outside of the Russian Federation and, further, the Company is required to sell up to 25% (10% from December 27, 2004) of its hard currency earnings for Russian Roubles. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. Accordingly, the translation of foreign currency denominated assets and liabilities into Russian Roubles does not indicate that the Group could realize or settle, in Russian Roubles, the reported values of these assets and liabilities. The official rate of exchange of the Russian Rouble (“RR”) to the US Dollar (“US $”) at June 30, 2004 and December 31, 2003 was RR 29.03 and RR 29.45 to US $1.00, respectively.

Inflation accounting. Prior to January 1, 2003 the adjustments and reclassifications made to statutory records for the purpose of US GAAP presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with Accounting Principles Board Statement No. 3, “Financial Statements Restated for General Price-Level Changes” (“APB 3”).

Corresponding figures for the year ended June 30, 2002, were restated for the changes in the general purchasing power of the RR at December 31, 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index, a historical price index published by the Russian State Committee on Statistics (“Goskomstat” prior to October 1999 and “Russian Statistics Agency” since October 1999), and from indices obtained from other sources for years prior to 1992.

The main guidelines followed in restating the corresponding figures were:

•	All items in the statement of operations and cash flows were restated by applying the change in the general price index from the dates when the items were initially transacted to December 31, 2002.

•	Gains or losses that arose as a result of holding monetary assets and liabilities for the reporting period ended June 30, 2002 were included in the statement of operations as a monetary gain or loss.

On November 25, 2002, the International Practices Task Force of the American Institute of Certified Public Accountants concluded that the Russian Federation would no longer be considered highly inflationary effective January 1, 2003. Accordingly, no restatement was made in the consolidated financial statements of the Group for the years subsequent to January 1, 2003 and the amounts expressed in the measuring unit at December 31, 2002 are treated as the basis for the carrying amounts in these financial statements.

Barter transactions. Transactions settled by barter are included in the accompanying interim consolidated balance sheets and statements of operations on the same basis as cash transactions.

Barter transactions relate to sales of crude oil and refined products and are generally either in the form of direct settlement by crude oil and refined products to the final customer, or through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at the fair value which is the market price of the crude oil and refined products exchanged (see Note 3).

Reclassifications. For comparative purposes, certain prior year amounts have been reclassified to conform to the current period’s presentation.

Principles of consolidation and long-term investments. The accompanying consolidated financial statements include the operations of all entities that the Group controls through direct or indirect ownership of the voting stock (generally more than 50 percent of the voting stock). Joint ventures and affiliates in which the Group has significant influence but not control (generally 20 percent to 50 percent of the voting stock) are accounted for using the equity method. Intercompany transactions and accounts are eliminated on consolidation. Other long-term investments are carried at cost and adjusted for estimated impairment. The Group reviews equity method investments for impairment whenever events or changes in circumstances indicate that an other than temporary decline in value has occurred. The amount of the impairment is based on quoted market prices, where available, or other valuation techniques, including discounted cash flows.

Note 3: Summary of Significant Accounting Policies

Cash equivalents. Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities within three months from their date of purchase. They are carried at cost plus accrued interest, which approximate fair value.

Inventories. Inventories of crude oil, refined oil products, materials and supplies, and finished goods are valued at the lower of cost or net realizable value. For inventories valued at cost, the Group uses the weighted-average-cost method. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/non-recurring costs or research and development costs.

Short-term investments. Short-term investments consist of debt and equity securities classified as available-for-sale or trading. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried at fair value on the consolidated balance sheet. Unrealized gains and losses on available-for-sale securities are reported net as increases or decreases to accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on available-for-sale securities.

Securities classified as trading are bought and held principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated balance sheet. In determining fair value, trading securities are valued at the last trade price if quoted on an exchange or, if traded over-the-counter, at the last bid price. Unrealized and realized gains and losses on trading securities are included in other income of the consolidated statements of operations and comprehensive income.

If the decline in fair value of an investment below accounting basis is other-than-temporary, the carrying value of the securities is reduced and a loss in the amount of any such decline is recorded. No such reductions have been required during the past three years.

Sale and repurchase agreements and lending of securities. Sale and repurchase agreements are treated as secured financing transactions. Securities sold under sale and repurchase agreements are included in trading securities. The corresponding liability is presented within short-term and long-term debt as well as banking customer deposits. Securities purchased under agreements to resell (“reverse repurchase”) are recorded as loans receivable and advances. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the repurchase agreements using the effective interest method.

Securities lent to counterparts are retained in the consolidated financial statements. Securities borrowed are not recognized in the consolidated financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded within gains less losses arising from trading securities in the consolidated statement of operations and comprehensive income. The obligation to return them is recorded at fair value as a trading liability.

Trade accounts receivable and allowances for bad debts. Trade accounts receivable are stated at their principal amounts outstanding net of allowances for bad debts. Specific allowances are recorded against trade receivables whose recovery or collection has been identified as doubtful. An estimated allowance is recorded against trade receivables which are inherent in the portfolio but which at the date of preparing the financial statements have not been specifically identified, as doubtful. Estimates of allowances require the exercise of judgment and the use of assumptions.

Loans receivable and allowances for impairment. Loans originated by the Group by providing money directly to the borrower or to a sub-participation agent at draw down are carried at amortized cost less allowance for loan impairment. Loans are recognized when cash is advanced to borrowers.

The allowance is equal to the difference between the carrying amount and estimated recoverable amount, calculated as the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the loan’s interest rate at inception.

The allowance for loan impairment also covers losses where there is objective evidence that probable losses are present in components of the loan portfolio at the balance sheet date. These have been estimated based upon historical patterns of losses in each component and the credit ratings assigned to the borrowers, and reflect the current economic environment in which the borrowers operate.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after the necessary legal procedures have been completed and the amount of the loss has been determined. Recoveries of amounts previously written off are credited to the related allowance for impairment.

If the required allowance for loan impairment subsequently decreases due to an event occurring after the write-down, the release of the allowance is credited to other income in the consolidated statement of operations and comprehensive income.

Oil and gas exploration and development cost. Oil and gas exploration and production activities are accounted for using the successful efforts method whereby costs of acquiring unproved and proved oil and gas property as well as costs of drilling and equipping productive wells, including development dry holes, and related production facilities are capitalized. Exploration expenses, including geological and geophysical expenses and the costs of carrying and retaining undeveloped properties, are expensed as incurred. The costs of exploratory wells that find oil and gas reserves are capitalized pending determination of whether proved reserves have been found. If proved reserves are not found exploratory well costs are expensed as dry hole. In an area requiring a major capital expenditure before production can begin, an exploratory well remains capitalized if sufficient reserves are discovered to justify its completion as a production well, and additional exploration drilling is underway or firmly planned. The Group does not capitalize the costs of other exploratory wells for more than one year unless proved reserves are found.

Impairment of long-lived assets. Long-lived assets, including proved oil and gas properties at a field level, are assessed for possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Properties, plant and equipment used in operations are assessed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted pretax future cash flows, the assets are impaired and an impairment loss is recorded through additional amortization or depreciation provisions in the periods in which the determination of impairment is made. The amount of impairment is determined based on the estimated fair value of the assets determined by discounting anticipated future net cash flows or based on quoted market prices in active markets, if available. In the case of oil and gas fields, the net present value of future cash flows is based on management’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including risk-adjusted probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal projections and other externally reported information. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets - generally on a field-by-field basis for exploration and production assets, at an entire complex level for refining assets or at a site level for service stations. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell. Acquisition costs of unproved oil and gas properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization. The Group calculates depletion expense for acquisition costs of proved properties using the unit of production method over proved oil and gas reserves. Depreciation and depletion expense for oil and gas production equipment and wells is calculated using the unit of production method for each field over proved developed oil and gas reserves. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives which are as follows:

Years
Buildings and constructions	25 - 33
Machinery and equipment	5 - 15

Maintenance and repaire. Maintenance and repairs, which are not significant improvements, are expensed when incurred.

Capitalized interest. Interest from external borrowings is capitalized on major projects with an expected total cost exceeding RR 100 million each and an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets. Since there were no projects which qualified for interest capitalization, no interest was capitalized during the period ended June 30, 2004, 2003 or 2002.

Change in accounting principle of recognition and measurement of asset retirement obligations. Effective January 1, 2003, the Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This new statement applies to legal obligations associated with the retirement and removal of tangible long-lived assets. Following the requirements of SFAS 143 the Group recognizes a liability for the faire value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred (typically when the asset is installed at the production location). The Group capitalizes the associated asset retirement costs as part of the carrying amount of the long-lived assets in accordance with SFAS 143. Legal obligations, if any, to retire refining and marketing, distribution and banking assets are generally not recognized because of the indeterminable settlement date of these obligations.

Through December 31, 2002, in accordance with SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (“SFAS 19”) the estimated undiscounted costs of dismantling and removing major oil and gas production and transportatlion facilities, including necessary site restoration, were accrued using the unit-of-production method. The change in accounting of asset retirement obligations was accounted for as a change in accounting principle. See Note 11 for additional information.

Property dispositions. When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the consolidated statements of operations and comprehensive income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Capital leases. Capital leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liabilities. Interest charges are charged directly to the consolidated statements of operation and comprehensive income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term unless leased assets are capitalized by virtue of the terms of the lease agreement granting the Group with ownership rights over the leased assets by the end of the lease term or containing a bargain purchase option. In this case capitalized assets are depreciated over the estimated useful life of the asset regardless of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of operation and comprehensive income on a straight-line basis over the lease term.

Environmental expenditures. Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and do not have a future economic benefit, are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

Pension and post-employment benefits. The Group’s mandatory contributions to the governmental and discretionary non-governmental defined contribution pension schemes are expensed when incurred. The amount of contributions, frequency of payments and other conditions of non-governmental pension plans are regulated by the “Statement of National non-governmental pension fund of OAO “Tatneft” and the contracts concluded between the Company or its subsidiaries and non-profit organization “National non-governmental pension fund”. In accordance with these contracts the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiary’s management but not less than the minimum annual payment regulated by current Russian legislation. In accordance with the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees the Group is obligated to pay certain post-employment benefits the amounts of which are either fixed or depend on the governmental pension amount or at the full discretion of the Group’s management. In 2004, 2003 and 2002 the contributions to non-governmental pension plans and post-employment benefit payments were not material.

Revenue recognition. Revenues from the production and sale of crude oil, petroleum and chemical products and all other products are recognized when deliveries of products to final customers are made, title passes to the customer, collection is reasonably assured and sales price to final customers is fixed or determinable. Revenues include the sales portion of contracts involving purchases and sales necessary to reposition supply to address location or quality or grade requirements (e.g., when the Group repositions crude by entering into a contract with a counter party to sell crude in one location and purchase it in a different location) and sales related to purchase for resale activity.

Bank interest income and expense are recognized on an accrual basis calculated using the effective interest method. The recognition of contractual interest income is suspended when loans become overdue by more than ninety days or when management believes that interest is not collectible. Bank interest is included on net basis in sales and other operating revenues of the statement of operations and comprehensive income since the management believes that the activities of the banks are one of the core activities of the Group.

Shipping and handling costs. Shipping and handling costs are included in Transportation expenses caption in the consolidated statements of operation and comprehensive income.

Non-monetary transactions. In accordance with Accounting Principles Board Statement No. 29, “The Accounting for Non-monetary Transactions” (“APB 29”) such transactions are recorded based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss is recognized on the exchange if the carrying amount of the asset surrendered differs from its fair value. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Stock-based compensation. At June 30, 2004, the Group has one stock-based employee compensation plan, which is described more fully in Note 17. The Group accounts for this plan under the recognition and measurement principles of Accounting Principles Board Statement No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations.

Income taxes. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in the periods in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is more likely than not that the assets will not be realized.

Minority interest. Minority interest represents the minority shareholders’ proportionate share of the equity of the Group’s subsidiaries. This has been calculated based upon the minority interest ownership percentage of these subsidiaries. The Company does not own any preference shares in subsidiaries.

Net income per share. Basic income per share is calculated using the two class method of computing income per share. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed. Diluted income per share reflects the potential dilution arising from options granted to senior managers and the Directors of the Group.

Treasury shares. Common shares of the Company owned by the Group at the balance sheet date are designated as treasury shares and are recorded at cost using the weighted-average method. Gains on the resale of treasury shares are credited to additional paid in capital whereas losses are charged to additional paid in capital to the extent that previous net gains from resale are included therein or otherwise to retained earnings.

Accounting for guarantees. The Group recognizes a liability for the faire value of the obligation it assumes under the guarantee in accordance with the provisions of Financial Accounting Standard Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). The adoption of the provisions of FIN 45 did not have a material impact on the Group’s results of operations, financial position or cash flow.

Recent accounting pronouncements.

Consolidation of Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”) to expand existing accounting guidance and to establish standards for determining under what circumstances a variable interest (“VIE”) should be consolidated with its primary beneficiary. FIN 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest or about any potential VIEs when a reporting entity is unable to obtain the information necessary to confirm if this entity is a VIE or determine if a reporting entity is the primary beneficiary. In December 2003, the FASB revised certain implementation provision of FIN 46. The revised interpretation (“FIN 46R”) substantially retained the requirements of immediate application of FIN 46 to VIEs created after January 31, 2003 or created before that date but which had significant modifications in terms of contracts or nature of transactions with a reporting entity subsequent to that date. With respect of older VIEs, the consolidation requirements under FIN 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity (“SPE”), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

In general, a VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by reporting entity if that entity is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both (the entity required to consolidate is called the primary beneficiary). It also requires deconsolidation of a VIE if an entity is not the primary beneficiary of the VIE.

The Group has completed its analysis of compliance with the provisions of FIN 46 as revised by FIN 46R in respect of the existence of VIEs created after January 31, 2003 or VIEs created before that date but which had significant modifications in terms of contracts or nature of transactions with the Group subsequent to that date or VIEs which are SPEs. This analysis did not identify any significant impact of FIN 46 as revised by FIN 46R on the Group’s interim consolidated financial statements as of and for the period ended June 30, 2004.

Postretirement Benefits. In December 2003, the FASB revised and reissued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106,” which revises and requires additional disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by previous Financial Accounting Board Standards. The Group adopted the provisions of this standard. Certain provisions of this Standard regarding disclosure of information about foreign plans and disclosure of estimated future benefit payments are not required until 2004. The adoption of the provisions applicable to 2003 did not have a material impact on the Group’s results of operations, financial position or cash flow, nor will the adoption of the additional provisions in 2004 have a material impact on the Group’s results of operations, financial position or cash flow.

Amendment to SFAS No. 133 on Derivative Instruments and Hedging Activities. In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities”(“SFAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the statement should be applied prospectively, except as stated further. Provisions related to SFAS 133 Implementation Issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities, should be also applied to existing contracts. The adoption of the provisions of SFAS 149 did not have a material impact on the Group’s results of operations, financial position or cash flow.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7,2003, the FASB issued FASB Staff Position No. FAS 150-3, which deferred certain provisions of SFAS 150. The adoption of the provisions of SFAS 150 and deferral of certain provisions did not have a material impact on the Group’s results of operations, financial position or cash flow.

Stock-based compensation. On December 16, 2004, FASB issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends Statement No. 95, “Statement of Cash Flows”. SFAS 123R prescribes the accounting for a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. The Group plans to adopt

SFAS 123R using the modified prospective method. The adoption of SFAS 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”), which expresses the views of the SEC staff regarding the application of SFAS 123R. The impact of adopting SFAS 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods.

Inventory costs. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. The provisions of SFAS 151 are effective for financial statements for fiscal years beginning after June 15, 2005. The Group is analyzing the provisions of this statement to determine the effects, if any, on the Group’s results of operations, financial position or cash flow.

Nonmonetary exchanges of similar assets. In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of the provisions of SFAS 153 is not expected to have a material impact on the Group’s results of operations, financial position or cash flow.

Accounting changes and error corrections. In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”), and SFAS No. 3, “Reporting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is imparticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. The adoption of the provisions of SFAS 154 is not expected to have a material impact on the Group’s results of operations, financial position or cash flow.

Income per share calculation. In March 2004, the Emergency Issue Task Force (“EITF”) reached a consensus on Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”, that explained how to determine whether a security should be considered a “participating security” and how income should be allocated to a participating security when using the two-class method for computing basic income per share. The adoption of this standard which is effective for financial statements for fiscal periods beginning after March 31, 2004 is not expected to have a material impact on the Group’s income per share calculation.

Discontinued operations. In November 2004, the EITF issued EITF No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The Group is analyzing the provisions of EITF 03-13 to determine the effects, if any, on the Group’s results of operations, financial position or cash flow.

Conditional asset retirement obligations. In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. The Group is analyzing the provisions of this interpretation to determine the effects, if any, on the Group’s results of operations, financial position or cash flow.

Suspended well costs. In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, “Accounting for suspended well costs” (“FSP FAS 19-1”). FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The provisions of FSP FAS 19-1 are effective for the first reporting period beginning after April 4, 2005 and should be applied prospectively to existing and newly capitalized exploratory well costs. The adoption of the provisions of FSP FAS 19-1 is not expected to have a material impact on the Group’s results of operations, financial position or cash flow.

Implicit variable interest. In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46(R)-5”). FSP FIN 46(R)-5 is applicable to both nonpublic and public reporting enterprises and addresses an issue that commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and unrelated parties. The Group is analyzing the provisions of this interpretation to determine the effects, if any, on the Group’s results of operations, financial position or cash flow.

Note 4: Restatement of Previously Issued Financial Statements

The interim consolidated financial statements of the Group for the six months ended June 30, 2003, have been restated. The restated financial statements reflect the effects of (a) change in deferred tax calculation; (b) capitalisation of leasing expense; (c) additional asset retirement obligation accrual adjustment; (d) additional miscellaneous adjustments and reclassifications.

(a) Change in deferred tax calculation

For the year ended December 31, 2002, as permitted by the legislation of the Russian Federation, the Group recorded a statutory revaluation of its property, plant and equipment tax base amounting to RR 11,893 million, and inappropriately recorded a decrease in its deferred tax liability of RR 2,854 million calculated on the entire amount of this statutory revaluation. Only a portion of this statutory revaluation, however, will be deductible in the future for tax purposes and as such the tax base of property, plant and equipment as of December 31, 2002 was overstated resulting in an understatement of deferred tax liabilities as of December 31, 2002 amounting to RR 2,158 million. Accordingly the accompanying unaudited interim consolidated financial statements for the six months ended June 30, 2003 have been restated.

(b) Capitalisation of leasing expense

Subsequent to the issuance of interim financial statements as previously reported, the Group reviewed its operations from leased facilities. As a result, the Group capitalised leasing expense.

(c) Additional asset retirement obligation accrual adjustment

Subsequent to the issuance of interim financial statements as previously reported, the Group reviewed its asset retirement obligation accrual and accrued additional assets retirement obligations on pipelines, with the corresponding increase in oil and gas producing property value.

The following discussion provides additional information regarding this adjustment.

Restatement impact on net income:

	As reported	As restated
Year ended December 31, 2002
Deferred income tax benefit / (charge)	1,488	(620)
Depreciation, depletion and amortization adjustment	(7,325)	(7,541)
Net income	15,793	13,470

Six months ended June 30, 2003
Deferred income tax benefit / (charge)	(1,055)	1,016
Capitalisation of leasing expense	—	(802)
Additional ARO accrual adjustment	341	894
Additional miscellaneous adjustments and reclassifications	—	305
Net income	6,335	8,464

Income per share:
Basic
Common	0.65	1.68
Preferred	1.54	2.57
Diluted
Common	0.65	1.68
Preferred	1.54	2.57

The comparative interim periods for the six months ended June 30, 2002 and 2001 have not been restated.

Note 5: Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The interim consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30, 2004, December 31, 2003 and 2002, cash and cash equivalents of the Group include US Dollar denominated amounts of RR 3,035 million (US $105 million), RR 2,888 million (US $98 million) and RR 4,190 million (US $132 million), respectively. Short-term restricted cash is cash held in escrow accounts in the amount of RR 290 million and RR 300 million at June 30, 2004 and December 31, 2003, respectively. Long-term restricted cash primarily consists of mandatory deposits with the Central Bank of Russia and deposits with lending institutions. Deposits with lending institutions are held over the life of the respective loans. These deposits will unlikely become available to the Group during the period, ending June 30, 2005.

Net cash provided by operating activities reflects payments of interest and income taxes as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Interest paid	789	1,175	1,098
Income taxes paid	4,396	2,544	3,253

Note 6: Accounts Receivable

Accounts receivable are as follows:

	At June 30, 2004			At December 31, 2003
	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net
Trade – domestic	8,748	735	8,013	7,203	437	6,766
Trade – export (US $422 million and US $395 million at June 30, 2004 and December 31, 2003, respectively)	12,249	6,022	6,227	11,640	5,109	6,531

Total accounts receivable, net	20,997	6,757	14,240	18,843	5,546	13,297

Trade receivables are presented net of an allowance for doubtful accounts of RR 1,018 million and RR 905 million at June 30, 2004 and December 31, 2003, respectively.

Note 7: Short and Long-Term Investments

Short-term investments are classified as available-for-sale and trading securities as follows:

	At June 30, 2004	At December 31, 2003
Available-for-sale securities	355	379
Trading securities	4,904	2,844

Total short-term investments	5,259	3,223

Trading securities are held in the Group’s banks and insurance company, which frequently buy and sell securities with the objective of earning profits on short-term differences in price. All other short-term investments in debt and equity securities are classified as available-for-sale and are as follows:

	Cost	Gross unrealized gains	Fair value (carrying value)
Equity securities	305	50	355

Total available-for-sale securities at June 30, 2004	305	50	355

Equity securities	336	43	379

Total available-for-sale securities at December 31, 2003	336	43	379

Short-term investments classified as trading securities are as follows:

	At June 30, 2004	At December 31, 2003
Bonds and other Russian government securities	733	647
Corporate debt securities	3,297	1,722
Equity securities	874	475

Total trading securities	4,904	2,844

At June 30, 2004, total debt securities with fair values totaling RR 1,189 million mature before July 2005, and with fair values totaling RR 2,841 million mature between July 2005 and June 2030.

Net gains on trading and realized available-for-sale securities for the six months ended June 30, 2004, 2003 and 2002 were RR 17 million, RR 349 million, RR 518 million, respectively, shown as Other income.

Long-term investments are as follows:

	Ownership percentage at June 30, 2004	Net book value at		Income for the six months ended June 30,
		June 30, 2004	December 31, 2003	2004	2003	2002
Investments in and income from equity affiliates and joint ventures:
ZAO Tatex	50	1,931	1,788	174	32	108
Other	20-50	296	241	45	—	30

Total investments in and income from equity affiliates and joint ventures		2,227	2,029	219	32	138

Long-term investments, at cost:
ZAO Ukratatnafta	9	504	504
OAO AK Bars Bank	18	609	609
Other	0-20	630	579

Total long-term investments, at cost		1,743	1,692

Total long-term investments		3,970	3,721

At June 30, 2004, consolidated retained earnings included RR 1,918 million (at December 31, 2003 – RR 1,755 million) related to the undistributed earnings of 50% or less owned companies that are accounted for using equity method. Summary financial information pertaining to these investments has not been presented as the investments are not material to the Group consolidated financial statements.

Long-term investments not designated as available-for-sale or trading securities are recorded at cost because they are not traded on the market and it is not practicable to determine their fair value.

Note 8: Inventories

Inventories are as follows:

	At June 30, 2004	At December 31, 2003
Materials and supplies	5,179	5,282
Crude oil	1,722	1,485
Refined oil products	1,826	2,641
Petrochemical supplies and finished goods	725	643

Total inventories	9,452	10,051

Note 9: Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At June 30, 2004	At December 31, 2003
VAT recoverable	4,738	6,391
Notes receivable	3,502	3,761
Receivable due from Tax Ministry	—	2,251
Advances	1,288	878
Prepaid export duties	507	694
Prepaid profit tax	312	160
Interest receivable	306	229
Prepaid transportation expenses	222	504
Other	2,847	2,638

Total prepaid expenses and other current assets	13,722	17,506

Receivable due from Ministry of Tax. On December 6, 2002, the Group filed a lawsuit in the Arbitration court of Tatarstan against the Tax Ministry of Tatarstan claiming a refund for mineral use tax (royalty tax) paid in the amount of RR 2,251 million. On January 17, 2003, the Arbitration court ruled in favor of the Group and permitted the Group to apply this amount against future tax payments. The Tax Ministry of Tatarstan appealed this decision to the Federal Arbitration court of Povolzhsky district which, on April 6, 2003, upheld the decision of the Arbitration court of Tatarstan. In the period ended June 30, 2004 upon receipt of the letter from the Tax Ministry of Tatarstan the Group offset previously recognized receivable due from the Tax Ministry against income tax, VAT and unified production tax liability in the amount of RR 2,251 million.

Note 10: Loans Receivable and Advances

	At June 30, 2004	At December 31, 2003
Banking loans and advances to customers, net	23,704	20,146
Long-term notes receivable	808	479
Other Russian Rouble denominated loans receivable	12,314	808

Total loans receivable and advances	36,826	21,433

Less: current portion of loans receivable and advances	(16,234)	(14,042)
Less: due from related parties	(10,708)	(645)

Total long-term loans receivable and advances	9,884	6,746

Banking loans and advances to customers. Banking loans and advances to customers are presented net of allowance for losses of RR 759 million and RR 741 million as at June 30, 2004 and December 31, 2003, respectively.

At June 30, 2004 and December 31, 2003 the weighted average fixed interest rate on banking loans and advances was 13% and 14% on balances denominated in Russian Roubles and 11% and 12% on balances denominated in foreign currency, respectively. The fair values of banking loans and advances approximate the carrying values as interest rates typically adjust on a three months basis and the majority is short-term in nature.

Economic sector risk concentration within the loan portfolio is as follows:

	At June 30, 2004		At December 31, 2003
	Amount	%	Amount	%
Commercial	18,289	77%	14,443	72%
Financial	2,506	11%	2,988	15%
Agricultural	1,069	5%	1,454	7%
Individuals	342	1%	229	1%
Other	1,498	6%	1,032	5%

	23,704		20,146

Aggregate non-performing loans on which contractual interest is not being recognized amounted to RR 413 million and RR 394 million as of June 30, 2004 and December 31, 2003, respectively. Unrecognized contractual interest related to such loans totaled RR 349 million and RR 301 million as of June 30, 2004 and December 31, 2003, respectively.

Included in current loans is RR 207 million and RR 838 million as of June 30, 2004 and December 31, 2003, respectively, which represents the amounts receivable from customers in connection with security repurchase transactions.

Promissory notes issued by “Nedoimka” and “Tatgospostavki”. In 2003 the Group purchased promissory notes issued by entity “Nedoimka”, a unitary company controlled by Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget at the request of Tatarstan government. Management of the Group believes that these notes are not recoverable and, accordingly, all notes in the amount of RR 1,197 million were written off in 2003.

In January 2004 the Group purchased promissory note issued by entity “Tatgospostavki”, a unitary company controlled by Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget at the request of Tatarstan government.

The promissory note is interest free and redeemable in 2024. The promissory note value was discounted to its fair value of RR 142 million. Discount rate of 10 percent per annum was used in the estimate of fair value of future cash flows. The discounting resulted in RR 818 million loss reported as interest expense in the interim consolidated statements of operations and comprehensive income.

Note 11: Property, Plant and Equipment

Effective January 1, 2003, the Group adopted SFAS 143. This new accounting standard applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The adoption of SFAS 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations.

Prior to the adoption of SFAS 143 costs related to assets retirement obligation were accrued ratably over the productive lives of the assets in accordance with SFAS 19. Under SFAS 19, asset retirement costs were accrued on a unit-of-production basis as the oil is produced and recorded as an increase of accumulated depreciation. The SFAS 19 method matched the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued toward the end of field life, when production is at the lowest level. Accordingly, the cumulative income adjustment described below resulted from reversing the higher amount of depreciation accumulated under SFAS 19 in order to report a liability to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to those earnings under SFAS 143 in future years.

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The Group’s field exploration, development, and production activities include assets related to: well bores and related equipment and operating sites, gathering and oil processing systems, oil storage facilities and pipelines to main transportation trunks. Generally, the Group’s licenses and other operating permits require certain actions to be taken by the Group in the abandonment of these operations. Such actions include well abandonment activities, equipment dismantlement and other reclamation activities. The Group’s estimates of future abandonment costs consider present regulatory or license requirements and are based upon management’s experience of the costs of and requirement for such activities. Most of these costs are not expected to be incurred until several years, or decades, in the future and will be funded from general Group resources at the time of removal. Legal or contractual obligations, if any, to retire or otherwise abandon petrochemical, refining and marketing, distribution and banking assets are generally not recognized because of limited history of such activities in these operating areas, absence of clear and definitive legal requirements and indeterminable lives of these assets. Inasmuch as the regulatory and legal environment in Russia continues to evolve, there could be future changes to the requirements and costs associated with abandoning long-lived assets.

SFAS 143 calls for measurements of asset retirement obligations to include, as a component of expected costs, an estimate of the price that a third party would demand, and could expect to receive, for bearing the uncertainties and unforeseeable circumstances inherent in the obligations, sometimes referred to as a market-risk premium. To date, the oil and gas industry has no examples of credit-worthy third parties who are willing to assume this type of risk, for a determinable price, on major oil and gas production facilities and pipelines. Therefore, because determining such a market-risk premium would be an arbitrary process, it has been excluded it from our SFAS 143 estimates.

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties	259,754	126,661	133,093
Buildings and constructions	27,662	8,692	18,970
Machinery and equipment	45,594	32,234	13,360
Assets under construction	12,459	—	12,459

June 30, 2004	345,469	167,587	177,882

Oil and gas properties	256,731	124,312	132,419
Buildings and constructions	26,657	8,418	18,239
Machinery and equipment	43,226	30,126	13,100
Assets under construction	13,250	—	13,250

December 31, 2003	339,864	162,856	177,008

As stated in Note 3, the Group calculates depreciation, depletion and amortization using the unit of production method over proved or proved developed oil and gas reserves depending on the nature of the costs involved. The proved or proved developed reserves used in the unit of production method assume the extension of our production license beyond their current expiration dates until the end of the economic lives of the fields as discussed below in further detail.

The Group’s oil and gas fields are located principally on the territory of Tatarstan. The Group obtains licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019, and the license for our largest field, Romashkinskoye, expires in 2013. The economic lives of our licensed fields extend significantly beyond these dates. Under Russian law, the Group is entitled to renew the licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field “shall be” extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term “shall” replaced the term “may” in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. The Group has received a letter, dated April 7, 2005, from the Federal Agency for Subsoil Use under the Ministry of Natural Resources of the Russian Federation confirming that, to date, it has not identified any violations of the terms of the Group’s licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, the Group’s licenses will be extended at the Group’s request. The Group’s right to extend licenses is, however, dependent on the Group continuing to comply with the terms of the licenses, and management has the ability and intent to do so. Management plan to request the extension of the licenses and are currently in the process of requesting extensions for the Group’s most significant fields, including Romashkinksoye. The Group’s current production plans are based on the assumption, which management considers to be reasonably certain, that the Group will be able to extend all existing licenses. These plans have been designed on the basis that the Group will be producing crude oil through the economic lives of the fields and not with a view to exploiting the Group’s reserves to maximum effect only through the license expiration dates.

Miller & Lents, the Group’s independent oil and gas consultants, have confirmed management’s view that it is “reasonably certain” that the Group will be allowed to produce oil from the Group’s reserves after the expiration of existing production licenses and until the end of the economic lives of the fields. “Reasonable certainty” is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, management has included in proved reserves in the supplementary information on oil and gas exploration and production activities of the consolidated financial statements as of and for the year ended December 31, 2003 all reserves that otherwise meet the standards for being characterized as “proved” and that the Group estimates the Group can produce through the economic lives of Group’s licensed fields.

The SEC staff have indicated that proved reserves generally should be limited to those that can be produced through the license expiration date unless there is a long and clear track record which supports the conclusion that the extension of the license will be granted as a matter of course. The Group believes that the extension of the licenses is a matter of course as fully described above. To assist the financial statement reader in understanding the proved oil reserves that will be produced during the existing license period and those that will be produced during the period of the expected license extension, the proved oil reserves have been presented separately for each of these two periods in the accompanying supplementary oil and gas information.

The Group’s cash flow from operations is dependent on the level of oil prices, which are historically volatile and are also significantly impacted by the proportion of production that the Group can sell on the export market. Historically, the Group has supplemented its cash flow from operations with additional borrowings and may continue to do so. Should oil prices decline for a prolonged period and should the Group not have access to additional capital, the Group would need to reduce its capital expenditures, which could limit its ability to maintain or increase production and in turn meet its debt service requirements and pay dividends.

Capital leases. The Group leases machinery and equipment. All capital lease transactions are conducted with related parties as further described in Note 19.

The following is a schedule by year of future lease payments under capital leases together with the present value of the future minimum lease payments as of June 30, 2004:

Period ended June 30:
2005	494
2006	259
2007	91

Total future lease payments	844

Less interest	(113)

Present value of future minimum lease payments	731

Less current portion	(494)

Long-term portion of capital lease obligations	237

Social assets. During periods ended June 30, 2004, 2003 and 2002 the Group transferred social assets with a net book value of RR 147 million, RR 878 million and RR 217 million, respectively, to local authorities for no consideration. All the amounts transferred in periods ended June 30, 2004, 2003 and 2002 relate to assets that were constructed or procured by the Group subsequent to privatization. At June 30, 2004, and December 31, 2003, the Group held social assets with a net book value of RR 5,235 million and RR 4,870 million all of which were constructed after the privatization date. The remaining social assets comprise mainly dormitories, hotels, gyms and others. The Group has no intention to transfer these assets to the local authorities. The Group incurred social infrastructure expenses of RR 149 million, RR 126 million and RR 43 million for the years ended June 30, 2004, 2003, and 2002, respectively, for maintenance that mainly relates to housing, schools and cultural buildings.

Note 12: Debt

	At June 30, 2004	At December 31, 2003
Short-term debt
Foreign currency denominated debt
Current portion of long-term debt	4,061	4,768
Other foreign currency denominated debt	16,551	4,335
Rouble denominated debt	1,402	4,110

Total short-term debt	22,014	13,213

Long-term debt
Foreign currency denominated debt
BNP Paribas	6,612	8,734
Credit Suisse First Boston	3,519	4,220
Bank Zenit Eurobonds	3,425	2,915
Other foreign currency denominated debt	—	33
Rouble denominated debt	2,818	1,662

Total long-term debt	16,374	17,564
Less: current portion	(4,061)	(4,768)

Total long-term debt, net	12,313	12,796

Foreign currency debts are primarily denominated in US Dollars.

Short-term foreign currency denominated debt. As of June 30, 2004 other short-term foreign currency denominated debt includes loans from Winter Bank, BNP Paribas, Credit Suisse First Boston, Credit Swiss Zurich and interbank loans.

In July 2001 the Group entered into a RR 1,042 million (US $30 million) loan agreement with Winter Bank. The loan bears an interest rate of 6 month LIBOR plus 4.5% per annum. The loan must be repaid in full every six months and may be renewed immediately for an additional six months during the three year term of the commitment. The loan matures in November 2004. The amount of loan outstanding as of June 30, 2004 was RR 871 million.

In April 2004 the Group entered into bridge loan agreement with BNP Paribas and Credit Suisse First Boston in the amount of RR 5,422 million (US $187.5 million) each. The loan bears interest rate of LIBOR plus 3% per annum and matures on October 27, 2004. The amount of loan outstanding as of June 30, 2004 was RR 10,885 million (US $375 million).

In December 2003 the Group entered into a RR 1,034 million (US $35 million) one month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bears interest at 2.85% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of June 30, 2004 was RR 398 million (US $13.6 million).

In November 2003 the Group entered into a RR 3 million (US $0.1 million) loan agreement with Alesworth Ltd. The loan bears interest at 16% per annum and matures in November 2004. The amount of loan outstanding as of June 30, 2004 was RR 3 million.

In February 2004 Group entered into a RR 1,825 million (US $64 million) loan agreement with BNP Paribas. The loan bears interest at 1-month LIBOR plus 2.75% per annum, is collateralized by the crude oil export contracts of 50 thousand tons per month and matures in January 2005. The amount of loan outstanding as of June 30, 2004 was RR 1,365 million (US $ 46.5 million).

Interbank loans from foreign banks of RR 3,029 million and RR 2,723 million as at June 30, 2004 and December 31, 2003 had effective average interest rates of 5% and 6% per annum, respectively.

Short-term Russian Rouble denominated debt. Russian Rouble denominated short-term debt primarily comprises of loans with Russian banks. Short-term Rouble denominated loans of RR 1,402 million and RR 4,110 million bear contractual interest rates 10% and 10% to 20% per annum for the periods ended June 30, 2004 and December 31, 2003, respectively. The loans are collateralized by the assets of the Group.

Long-term foreign currency denominated debt. In October 2002, the Group entered into loan agreement with BNP Paribas for US $300 million. The amount outstanding under this loan as of June 30, 2004 was RR 6,612 million. The loan proceeds are payable in two tranches. First tranche in the amount US $125 million bears interest of LIBOR plus 4.25% per annum. Second tranche in the amount US $175 million bears interest of LIBOR plus 3.75%, per annum. The loan is collateralized by crude oil export contracts of 120 thousand tons per month, and matures in October 2007. The loan agreements require compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002 the Group entered into a US $200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of June 30, 2004 was RR 3,519 million (US $121 million). The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by crude oil export contracts of 80 thousand tons per month and matures in March 2007.

In the periods ended June 30, 2004, December 31, 2003 and 2002 the Group was in compliance with all covenants required by the loan agreements except for the matter discussed below.

In April 2005, BNP Paribas notified the Group that it considered an event of default to have occurred under the terms of the loan agreement as a result of the Group failure to provide its audited consolidated US GAAP financial statements for the year ended December 31, 2003 and interim consolidated financial information for the six months ended June 30, 2004, and reserved its rights to accelerate amounts outstanding under the loan agreement and to enforce the related security. However, to date BNP Paribas has taken no action in this respect. The Group’s management believes that the delivery to BNP Paribas of the US GAAP audited consolidated financial statements for the year ended December 31, 2003 would cure this event of default.

Eurobonds. Eurobonds issued represent internationally traded long-term Notes issued by the Group on June 12, 2003 with a face value of US $125 million and interest rate of 9.25% payable semi-annually in arrears on June 12 and December 12. The issue matures on June 12, 2006. Effective interest rate on the Eurobonds is 10%. The entire amount of Eurobonds outstanding at June 30, 2004 was RR 3,425 million. The Group is in compliance with the covenant of the financing agreement to maintain a specified capital adequacy ratio. The Group performs trading operations with its Eurobonds.

Long-term Russian Rouble denominated debt. Long-term Russian Rouble denominated debt includes RR-denominated bonds issued by the Group on March 25, 2004 with the face value RR 1,000 million maturing in March 2007. Bonds carry a coupon yield of 8.69% for the first and the second payments due in September 2004 and March 2005, subsequent coupon yields are determined by the Chairman of the Board of Bank Zenit. Also long-term Russian Rouble denominated debt includes debentures and other loans bearing interest rates from 9% to 19%. Debentures outstanding as of June 30, 2004 amounted to RR 1,477 million. Other loans represent non-banking loans. The loans mature between July 2005 to June 2015.

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

Aggregate maturities of long-term debt outstanding at June 30, 2004 are as follows:

June 30, 2004 - June 30, 2005	4,061
June 30, 2005 - June 30, 2006	8,301
June 30, 2006 - June 30, 2007	3,476
June 30, 2007 - June 30, 2008	534
June 30, 2008 - and thereafter	2

Total long-term debt	16,374

Note 13: Notes payable and banking customer deposits

Notes payable are as follows:

	At June 30, 2004	At December 31, 2003
Bank notes payable	3,005	3,739
Other notes payable	1,771	4,694
Less: current notes payable	(3,573)	(6,948)

Notes payable long-term	1,203	1,485

Bank notes payable as of June 30, 2004 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 2,982 million and RR 20 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 3 million. Bank notes payable for the year ended December 31, 2003 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 3,528 million and RR 20 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 191 million. Bank notes payable bear contractual interest rates ranging from 8% to 10% both in 2004 and 2003.

Other notes payable as of June 30, 2004 include short-term and long-term trade promissory notes payable to third parties and bear contractual interest rates ranging from 1% to 7%, respectively.

Banking customer deposits are as follows:

	At June 30, 2004	At December 31, 2003
Term deposits	9,395	9,546
Demand deposits	8,142	8,556
Less: current banking customer deposits	(14,343)	(16,665)
Less: due to related parties	—	(100)

Banking customer deposits long-term	3,194	1,337

Contractual interest rates were 8% and 9% for Russian Rouble interest deposits, and 5% and 6% for foreign currency interest deposits for the periods ended June 30, 2004 and December 31, 2003, respectively.

The carrying values of notes payable and banking customer deposits approximate their fair values.

Other accounts payable and accrued liabilities are as follows:

	At June 30, 2004	At December 31, 2003
Salaries and wages payable	1,272	2,105
Insurance provision	1,538	1,174
Interest payable	545	505
Current portion of asset retirement obligations	171	137
Deferred revenues	500	113
Advances received	—	33
Other accrued liabilities	4,282	1,360

Total other accounts payable and accrued liabilities	8,308	5,427

Note 15: Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at June 30, 2004 and December 31, 2003:

	At June 30, 2004	At December 31, 2003
Inventories	4	4
Accounts receivable	11	3
Long-term investments	18	18
Obligations under capital leases	265	241
Other accounts payable	70	66
Prepaid expenses and other current assets	102	119

Deferred tax assets	470	451

Property, plant and equipment	(21,287)	(21,177)
Long-term investments	(272)	(353)
Other liabilities	(284)	(388)

Deferred tax liabilities	(21,843)	(21,918)

Net deferred tax liability	(21,373)	(21,467)

At June 30, 2004 and December 31, 2003, deferred taxes were classified in the consolidated balance sheet as follows:

	At June 30, 2004	At December 31, 2003
Current deferred tax liability	(97)	(196)
Non-current deferred tax liability	(21,276)	(21,271)

Net deferred tax liability	(21,373)	(21,467)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Income before income taxes and minority interest	13,616	5,167	7,271

Theoretical income tax expense at statutory rate	3,268	1,240	1,745
Increase (reduction) due to:
Inflationary effects	—	—	1,344
Non-deductible expenses	1,686	197	334
Profit exempt from taxable income resulting from qualified capital investments	—	(180)	(724)
Non-taxable income	(1,079)	(159)	(91)
Change in Tax value of PP&E	—	—	(2,800)
Other	(69)	277	149

Provision (benefit) for income taxes	3,806	1,375	(43)

No provision has been made for additional income taxes of RR 3,013 million on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 452 million if they were remitted as dividends.

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Unified production tax	11,341	9,583	7,350
Export tariffs	10,025	8,800	5,291
Excise taxes	1,013	1,329	—
Property tax	617	661	670
Other	610	406	603

Total taxes other than income taxes	23,606	20,779	13,914

Effective January 1, 2002, the unified production tax was introduced and replaced the mineral restoration tax, royalty tax and excise tax on crude oil production. The base tax rate for the unified production tax is set at RR 340 per metric ton of crude oil produced, and is adjusted depending on the market price of Urals blend and the US $/ RR exchange rate. The tax becomes zero if Urals blend price falls to or below US $8.00 per barrel. The rate increased to RR 347 per ton of crude oil produced starting from January 1, 2004. In August 2004, the law was approved that increased the base tax rate for the unified production tax from RR 347 to RR 419 per ton of crude oil starting from January 1, 2005. From January 1, 2007, the unified production tax rate is set by law at 16.5% of the value of extracted crude oil which may be calculated by either reference to actual sale prices of natural resources or the deemed value of natural resources net of Value Added Tax (“VAT”) less export duties, transportation expenses and certain other distribution expenses.

In April 2005 the Group received a tax claim from the tax authorities, who conducted tax audit of the Group’s tax returns filed for 2001, 2002 and 2003, in the amount of RR 1,380 million. This amount includes both alleged non-payment and under-payment of taxes as well as fines and penalties. In May 2005, as full settlement of the tax claim, the Group paid RR 1,380 million.

The Russian government has recently revised the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even in the event of further reforms to tax legislation, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, the Group may have to pay significantly higher taxes, which could have a material adverse effect on its business.

Note 16: Share Capital and Additional Capital

Authorized share capital. At June 30, 2004 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of RR 1.00 per share.

Golden share. OAO Svyazinvestneftekhim, a company wholly owned by the government of Tatarstan, currently holds approximately 30.44% of the Company’s capital stock. These shares were contributed to Svyazinvestneftekhim by the Ministry of Land and Property Relations of Tatarstan in 2003. Tatarstan also holds a “Golden Share” – a special governmental right – in Tatneft. The exercise of its powers under the Golden Share enables the Tatarstan government to appoint one representative to the Board of Directors and Revision Committee of the Company and to veto certain major decisions, including those relating to changes in the share capital, amendments to the Charter, liquidation or reorganization and “major” and “interested party” transactions as defined under Russian law. The Golden Share currently has an indefinite term. The Tatarstan government also controls a number of the Company’s suppliers and contractors, such as the electricity producer OAO Tatenergo and the petrochemicals company OAO Nizhnekamskneftekhim.

Restricted common and preferred shares. Under the privatization laws of Tatarstan, initially certain common shares were issued subject to restrictions on transfer. These include shares sold to employees for a discount from nominal value and common shares sold to any individual for privatization vouchers. The preferred shares of the Company were also subject to restrictions on transfer. The preferred shares were originally allocated pursuant to applicable privatization laws to employees, former employees, and pensioners who had worked for the Group for a specified period of time. Afterwards by decree of the President of Tatarstan, all restrictions on common and preferred shares have been removed.

Rights attributable to preferred shares. Unless a different amount is approved at the annual shareholders meeting, preferred shares earn dividends equal to their nominal value. The amount of a dividend for a preferred share may not be less than the amount of a dividend for a common share.

Preferred shareholders may vote at meetings only on the following decisions:

•	the amendment of the dividends payable per preferred share;

•	the issuance of additional shares with rights greater than the current rights of preferred shareholders; and

•	the liquidation or reorganization of the Company.

The decisions listed above can be made only if approved by 75% of preferred shareholders.

Holders of preferred shares acquire the same voting rights as holders of common shares in the event that dividends are either not declared, or declared but not paid. On liquidation, the shareholders are entitled to receive a distribution of net assets. Under Russian Joint Stock Companies Law and the company’s charter in case of liquidation preference shareholders have priority over ordinary shareholders to be paid declared but unpaid dividends on preference shares and the liquidation value of preference shares, if any.

Amounts available for distribution to shareholders. Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ significantly from US GAAP (see Note 2). The statutory accounts are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current period net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the periods ended June 30, 2004 and 2003, the Company had a statutory current profit of RR 11,531 million and RR 5,404 million, respectively, as reported in the published statutory accounts of the Company.

At the annual general meeting of shareholders on June 25, 2004, final dividends of RR 0.30 per common share and RR 1.00 per preferred share, expressed in nominal Russian Roubles, were approved for 2003 for all shareholders. At June 30, 2004 the Company had paid RR 366 million of RR 801 million of its accrued dividends for 2003.

Net income per share. Under the two-class method of computing net income per share, net income is computed for common and preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Income before cumulative effect of change in accounting principle	9,494	3,722	7,081
Common share dividends	(653)	(216)	(237)
Preferred share dividends	(148)	(148)	(161)

Income available to common and preferred shareholders, net of dividends	8,693	3,358	6,683

Basic:
Weighted average number of shares outstanding (millions of shares):
Common	1,986	1,984	2,035
Preferred	148	148	148

Combined weighted average number of common and preferred shares outstanding	2,134	2,132	2,183

Basic net income per share before cumulative effect of changes in accounting principle (RR)
Common	4.40	1.68	3.18
Preferred	5.07	2.57	4.15

Cumulative effect of changes in accounting principle (RR)
Common	—	2.23	—
Preferred	—	2.23	—

Basic net income per share (RR)
Common	4.40	3.91	3.18
Preferred	5.07	4.80	4.15

Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	1,986	1,986	2,062
Preferred	148	148	148

Combined weighted average number of common and preferred shares outstanding assuming dilution	2,134	2,134	2,210

Diluted net income per share before cumulative effect of changes in accounting principle (RR)
Common	4.40	1.68	3.14
Preferred	5.07	2.57	4.11

Cumulative effect of changes in accounting principle (RR)
Common	—	2.22	—
Preferred	—	2.22	—

Diluted net income per share (RR)
Common	4.40	3.90	3.14
Preferred	5.07	4.79	4.11

Minority interest. Minority interest is adjusted by dividends paid by the Group’s subsidiaries amounting to RR 118 million.

Note 17: Stock-Based Compensation

On December 31, 2000 the Board of Director of the Company approved the Company stock compensation plan (the “Plan”) for senior management and directors of the Company. Under the provisions of the Plan the Company is entitled to issue options to its directors and senior management on an annual basis based on approval of the Board of Directors. The Board of Directors determines the number and exercise price of options as well as their expiration and vesting periods. In accordance with the Plan for all options issued, the Company reserves the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of option.

Option issuance must be registered with the Federal Commission on Securities of the Russian Federation within one year after the approval of the Board of Directors. After registration, the number of options, their exercise prices and other conditions are communicated to the eligible person usually within three weeks after registration through the signing of a security sales contract between the Company or its subsidiary and such person. On the signing date, the option holder pays the non-refundable portion of the exercise price and the remaining amount is payable on the exercise date. The vesting period commences from the date of signing (the grant date).

All options issued in 2003, 2002 and 2001 vest in 270 days from the grant date and expire in 365 days after the grant date. Each option gives the option holders the right to purchase one share of the Company. Since the options are granted with an option repurchase feature and because the Company expects to repurchase the stock options after vesting, variable accounting for stock-based compensation under APB No. 25, Accounting for Stock Issued to Employees, and related Interpretations is applied. The compensation cost is determined prospectively as an excess of repurchase price over the exercise price of the option until full vesting is achieved. Total compensation cost is allocated rateably over the vesting period and corresponding liability recorded in other accounts payable and accrued liabilities.

No additional options to purchase common shares of the Company have been granted to senior management of the Group during six months ended June 30, 2004.

The following table summarizes the stock option activity for the periods presented:

	2004		2003		2002
	Shares	Price	Shares	Price	Shares	Price
Outstanding at January 1	9,300,000	11.70	9,300,000	10.50	9,395,000	0.10
Granted	—	—	9,300,000	11.70	9,300,000	10.50
Repurchased	—	—	(9,300,000)	10.50	(9,395,000)	0.10

Outstanding at June 30 and December 31	9,300,000	11.70	9,300,000	11.70	9,300,000	10.50

Exercisable, end of period	—	—	—	—	—	—

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility.

Note 18: Segment Information

The Group’s business activities are conducted predominantly through four business segments: exploration and production, refining and marketing, petrochemicals, and banking. The segments were determined on the way management recognizes the segments within the Group for making operating decisions and how they are evident from the Group structure.

Exploration and production segment activities consist of oil extraction by production divisions. Intersegment sales in exploration and production constitute transfers of crude oil and gas from production divisions to the refining and marketing divisions and subsidiaries.

The Group’s investments in equity method investees and equity in the net income of investees accounted for by the equity method are included within exploration and production segments, as the Group’s major equity investees are engaged in exploration and production activities. The Group’s investments and equity in the income of the equity investees are disclosed in Note 7.

Refining and marketing comprises purchases and sales of crude oil and refined products from the Group’s own production divisions and third parties, own refining activities and retailing operations. As in prior years, the Company sold significant volumes of oil to intermediaries, which refine oil in domestic refineries, and purchased refined products processed from its oil.

Sales of petrochemical products include sales of petrochemical raw materials and refined products, which are used in production of tires. Sales of tires are disclosed by geographic segment for the reporting periods.

Other sales include revenues from ancillary services provided by the specialized subdivisions and subsidiaries of the Group, such as sales of oilfield equipment and drilling services provided to other companies in Tatarstan, revenues from the sales of auxiliary petrochemical related services and materials as well as other business activities, which do not constitute reportable business segments.

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Group reports bank interest revenue net of interest expense since a majority of the banking segment’s revenues are from interest and the management relies primarily on the “spread” between interest revenue and interest expense (net interest revenue) to assess performance of the segment and to make resource allocation decisions.

For the periods ended June 30, 2004, 2003 and 2002 the Group had one customer which accounted for RR 29,644 million, RR 12,589 million and RR 9,148 million of sales, which represents 35%, 18% and 14% of total sales, respectively. These sales are included within refining and marketing revenues. Management does not believe that the Group is reliant on any particular customer.

The Group evaluates performance of its reportable operating segments and allocates resources based on income or losses before income taxes and minority interest not including non-banking net interest expense and monetary effects. Segment accounting policies are the same as those disclosed in Note 3. Intersegment sales are at prices that approximate market.

Segment sales and other operating revenues. Reportable operating segment sales and other operating revenues are stated in the following table:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Exploration and production
Intersegment sales	59,493	39,370	36,583

Total exploration and production	59,493	39,370	36,583

Refining and marketing
Crude oil	5,948	6,702	3,305
Refined products	11,395	11,119	10,241

Domestic sales	17,343	17,821	13,546

Crude oil	6,410	3,807	5,496
Refined products	664	36	5

CIS sales(1)	7,074	3,843	5,501

Crude oil	38,525	30,364	29,313
Refined products	11,583	9,716	9,805

Non – CIS sales(2)	50,108	40,080	39,118

Total refining and marketing	74,525	61,744	58,165

Petrochemicals
Intersegment sales	60	113	36
Tires - domestic sales	4,292	3,476	3,120
Tires - CIS sales	873	762	299
Tires - non-CIS sales	414	326	256
Petrochemical and refined products	434	482	655

Total petrochemicals	6,073	5,159	4,366

Banking
Net interest income – intersegment	182	238	162
Net interest income	471	566	245

Total banking	653	804	407

Total segment sales and other operating revenues	140,744	107,077	99,521

Other sales	4,245	3,957	4,304

Elimination of intersegment sales	(59,735)	(39,721)	(36,781)

Elimination of income from equity investments reported separately in the consolidated statements of operations and comprehensive income	(219)	(32)	(138)

Total sales and other operating revenues	85,035	71,281	66,906

(1)	- CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).
(2)	- Non-CIS sales of crude oil and refined products are mainly made to European markets.

Segment earnings and assets. Segment earnings are as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Segment earnings (loss)
Exploration and production	13,345	3,886	4,548
Refining and marketing	1,222	1,751	3,303
Petrochemicals	109	1	(98)
Banking	296	233	208

Total segment earnings	14,972	5,871	7,961

Exchange loss	123	271	(579)
Monetary gain	—	—	693
Interest expense, net	(1,479)	(975)	(804)

Income before income taxes and minority interest	13,616	5,167	7,271

Segment assets are as follows:

	At June 30, 2004	At December 31, 2003
Assets
Exploration and production	197,326	186,632
Refining and marketing	39,968	38,814
Petrochemicals	10,322	8,924
Banking	32,284	28,347

Total assets	279,900	262,717

The Group’s assets and operations are primarily located and conducted in Russia.

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Depreciation, depletion and amortization
Exploration and production	3,491	3,334	3,079
Refining and marketing	406	210	157
Petrochemicals	607	518	356
Banking	12	14	7

Total segment depreciation, depletion and amortization	4,516	4,076	3,599

Additions to property, plant and equipment
Exploration and production	3,229	3,394	6,781
Refining and marketing	1,011	951	1,376
Petrochemicals	856	554	410
Banking	40	132	9

Total additions to property, plant and equipment	5,136	5,031	8,576

Note 19: Related Party Transactions

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which the Group has significant shareholders and directors in common. These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

In 2003 the Group transferred RR 672 million to several companies outside the Russian Federation unrelated to the Group which the Group intended to use for an acquisition of Company’s shares. The shares acquired for the benefit of the Group were accumulated by one of these companies located in Cyprus with the intention of being used by the Group in the development and establishment of an anticipated incentive scheme for its senior employees. In the period between January 2003 and January 2004 23,465,175 ordinary shares of the Company were accumulated with a Cyprus based company unrelated to the Group. All shares accumulated by the Cyprus based company were transferred to the Group in November 2004.

The amounts of transactions for each year and the outstanding balances at each year end with related parties are as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Six months ended June 30, 2002
Sales of crude oil	22,327	8,603	7,417
Volumes of crude oil sales (thousand tons)	4,289	1,596	2,133
Sales of refined products	9,049	5,652	3,579
Volumes of refined product sales (thousand tons)	1,861	1,732	1,149
Sales of petrochemical products	267	341	343
Other sales	239	309	260
Purchases of crude oil	(347)	(525)	(692)
Volumes of crude oil purchases (thousand tons)	83	176	95
Purchases of refined products	—	—	(6)
Volumes of refined products purchases (thousand tons)	—	—	1
Purchases of petrochemical products	(708)	(1,010)	(833)
Purchases of electricity	(1,632)	(1,325)	(1,556)
Other purchases	(584)	(423)	(181)

Accrued interest receivable	9	10	35
Bank commission receivable	2	3	18

	At June 30, 2004	At December 31, 2003
Assets
Trade accounts receivable	6,757	5,546
Notes receivable	365	440
Current portion of loans and advances to customers	10,708	645

Due from related parties	17,830	6,631

Liabilities
Banking customer deposits	—	(100)
Loans payable	(430)	(394)
Trade accounts payable	(205)	(540)

Due to related parties	(635)	(1,034)

Capital lease obligations	(731)	(1,002)

Other
Common shares held in treasury for an anticipated incentive scheme, at cost (23,465,175 shares and 20,676,875 shares at June 30, 2004 and December 31, 2003, respectively)	666	570
Loan guarantee obligations	(66)	(181)

Note 20: Financial Instruments and Risk Management

Fair values. The carrying amounts of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Information concerning the fair value of long-term investments is disclosed in Note 7.

Information concerning the fair value of loans receivable and advances is disclosed in Note 10.

Information concerning the fair value of short-term and long-term debt is disclosed in Note 12.

Information concerning the fair value of notes payable and banking customer deposits is disclosed in Note 13.

Credit risk. Group’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivables, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of the Groups’s accounts receivable is due from domestic and export trading companies. The Group does not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Group beyond provisions already recorded.

The Group deposits available cash mostely with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in the Russian Federation. To manage this credit risk, the Group allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Prepaid VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on Group’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of prepaid VAT and believes it is fully recoverable within one year.

The Group’s banks take on exposures to credit risk which is the risk that a counter party will be unable to pay amounts in full when due. The banks structure the level of credit risk they undertake by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits on the level of credit risk by product, borrower and industry sector are reviewed regularly. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

Note 21: Commitments and Contingent Liabilities

Guarantees and commitments. At June 30, 2004, the Group was liable for certain contingent obligations under various contractual arrangements. Credit-related commitments comprise Zenit Bank loan commitments and guarantees of RR 3,949 million and RR 1,809 million at June 30, 2004 and December 31, 2003, respectively. The contractual amount of these commitments represents the value at risk if the bank’s clients default and all existing collateral becomes worthless. The Group is required to recognize a liability at inception for the fair value of obligation as a guarantor for guarantees issued or modified after December 31, 2002. The Group has not recognized a liability either because the guarantees were issued prior to December 31, 2002 and have not been subsequently modified, or because the fair value of the obligations is not material.

Operating environment. While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in any countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation. Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretations of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. Also interpretations on the application of the tax legislation may vary between regional and Federal tax authorities. As a result, transactions may be challenged by tax authorities and the Group may be assessed for additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

In July 2004, Resolution No. 169-O of the Constitutional Court of the Russian Federation dated April 8, 2004 has become publicly available. The resolution has the possible effect of deferring the timing in which the Company is able to offset input VAT to the extent the creation of such VAT is deemed to be attributable to the utilization of borrowed funds. In the event local taxing authorities would assert and successfully defend such an interpretation in arbitration courts, the result could have a material adverse impact on the Company’s financial condition. As of the date of this report, management is unable to predict the outcome of this uncertainty.

Environmental contingencies. The Group, through its predecessor entities, has operated in Tatarstan for many years without developed environmental laws, regulations and Group policies. Environmental regulations and their enforcement are currently being considered in the Russian Federation and the Group is monitoring its potential obligations related thereto. The outcome of environmental liabilities under proposed or any future environmental legislation cannot reasonably be estimated at present, but could be material. Under existing legislation, however, management believes that there are no probable liabilities that are in addition to the immaterial amounts already accrued in the consolidated financial statements, which would have a material adverse effect on the operating results or financial position of the Group.

Legal contingencies. The Group is subject to various lawsuits and claims arising in the ordinary course of business. The outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present. In the case of all known contingencies, the Group accrues a liability when the loss is probable and the amount is reasonably estimable. Based on currently available information, management believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the Group’s consolidated financial statements.

In 2003 OAO “TAIF”, a related party to the Group, brought a case before the Arbitration Court of Tatarstan Republic claiming a return of equipment leased to OAO “Nizhnekamsk NPZ”, a subsidiary of the Group (the “Refinery”), because of breach by the Refinery of several provisions of the lease agreement dated December 29, 2001. This equipment was installed at the Refinery in 2002 and represents vital assets for the operations of the Refinery. On October 6, 2003 the Arbitration Court ruled in favor of OAO “TAIF” and this decision was reinforced by the instance of appeals of the Arbitration Court of Tatarstan Republic on January 13, 2004. Currently, the Refinery operates at full capacity and no actions have been taken by OAO “TAIF” to remove the leased equipment. The management of the Group believes that the government of Tatarstan Republic will not allow OAO “TAIF” to proceed with the court decision and cease operations of the Refinery or to claim any other compensation from the Refinery for the breach of the lease agreement. Therefore management believes there is no financial statements impact from this court ruling.

Social commitments. The Group contributes significantly to the maintenance of local infrastructure and the welfare of its employees within Tatarstan, which includes contributions towards the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. Such funding is periodically determined by the Board of Directors after consultation with governmental authorities and recorded as expenditures when incurred.

In addition, the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. Also the provisions of collective agreements concluded on an annual basis between the Company or its subsidiary and their employees require the Group to pay certain post-employment and other benefits, to follow health and safety standards as well as a variety of other social benefits in excess of those required by law. In 2003, 2002 and 2001 the contributions to the non-governmental pension plan and post-employment benefit payments were not material.

Transportation of crude oil. The Group benefits from the blending of its crude oil in the Transneft pipeline system since the Group’s crude oil production is generally of a lower quality than that produced by other regions of the Russian Federation which supply the same pipeline system. There is currently no equalization scheme for differences in crude oil quality within the Transneft pipeline system and the implementation of any such scheme is not determinable at present. However, if this practice were to change, the Group’s business could be materially and adversely affected.

Banking commitments and contingent liabilities. Zenit Bank fiduciary assets and trust arrangements at nominal value amounted to RR 13,483 million and RR 10,857 million at June 30, 2004 and December 31, 2003, respectively, and recorded off balance sheet as they are not assets of Zenit Bank. There is no insurance coverage maintained.

The Central Bank of Russian Federation requires banks to maintain a capital adequacy ratio of 10% of risk-weighted assets, computed based on Russian accounting legislation. As of June 30, 2004 and December 31, 2003, the Zenit Bank and Devon-Credit bank capital adequacy ratio on this basis exceeded the statutory minimum.

Note 22: Subsequent Events

TUPRAS auction. In January 2004, Efremov Kautschuk GmbH (“EKG”), a subsidiary of OAO “Efremovsky Zavod Sinteticheskogo Kauchuka” was pronounced winner of a privatization auction for 65.8% of Turkey’s oil refining company – Türkiye Petrol Rafinerileri A.S. (“TUPRAS”). OAO “Efremovsky Zavod Sinteticheskogo Kauchuka” is a related company to the Group because of representation of the Group’s senior managers on the Board of Directors of OAO ”Efremovsky Zavod Sinteticheskogo Kauchuka”. Subsequently EKG formed a consortium with Zorlu Holding A.S. and established a joint venture, Tatneft Zorlu Petrol Yatirimlari Ve Ticaret A.S. (“Tatneft-Zorlu”), in which the Company agreed to purchase 50% if Tatneft-Zorlu acquires the shares in TUPRAS.

In November 2004 the Turkish High Administrative Court cancelled the results of the auction and, therefore, the Company’s undertaking to purchase 50% in Tatneft-Zorlu from EKG was terminated. In May 2005 the Turkish government announced a new auction for 51% of the shares in TUPRAS. The Group is not participating in this new auction and has no commitment to participate in any future auction or tender for the sale of TUPRAS’ shares, which may be organized by the Government of the Turkish government, or otherwise to acquire any shares in TUPRAS.

Transactions with government authorities. In September 2004 the Group entered into a RR 2,000 million loan agreement with OAO “Svyazinvestneftekhim”, a company controlled by Tatarstan government. The loan interest rate is 0,01% per annum and matures in March 2014.

Changes in Group’s composition. In April 2005 the Group decreased its share in equity of a major subsidiary, Zenit Bank (the “Bank”), by selling 26.75% of the Bank’s shares to three Cyprus based companies, acting for the benefit of certain beneficiaries of Urals Energy, which is not related to the Group. As the result of this transaction, as of April 28, 2005 the Group no longer controls the Bank and will account for its remaining 25.95% equity investments in the Bank under the equity method in its US GAAP financial statements for the periods subsequent to the sale. The sales price for the Bank’s shares, US$ 41.2 million, was determined based on the results of an independent evaluation. The sale of 26.75% of the bank’s shares resulted in a loss on disposal of approximately RR 700 million.

In September 2004 the Group increased its shareholding in AK Bars bank from 19.9% to 30% for RR 2,000 million.

In December 2003, together with the government of Tatarstan, OAO Tatneftekhiminvest-Holding, OAO Nizhnekamskneftekhim, LG International Corp. and LG Engineering and Construction Corp., the Group signed a letter of intent contemplating future joint work on the construction of an oil refining and petrochemical complex on the territory of Tatarstan. The Group subsequently formed OAO TKNK in order to carry out feasibility studies and arrange for financing of the construction of the oil refining and petrochemical complex. The Group holds a 45.5% interest in OAO TKNK; OAO Nizhnekamksneftekhim holds a 36.4% interest; OAO Svyazinvestneftekhim holds a 9.1% interest; and LG International Corp. holds a 9.1% interest. In September 2004, TKNK entered into a non-binding engineering, procurement and construction works arrangement with LG International Corp. and LG Engineering and Construction Corp. that sets forth the basic terms by which the LG parties are to carry out engineering, procurement and construction work on oil refinery and petrochemical complexes in Nizhnekamsk. TKNK and the LG parties entered into a further non-binding engineering, procurement and construction work arrangement in December 2004 that provides for the construction of certain refining equipment in Nizhnekamsk. In May 2004, the Group provided TKNK with a RR 127 million (US $4.3 million) loan for financing feasibility studies and services as part of developing the oil refining and petrochemical complex. In addition, the Group has invested RR40 million into the first phase of the construction of the oil refining plant. In accordance with preliminary feasibility studies of construction of the oil refining plant prepared by LG, total necessary investment will amount to approximately RR 53 billion (US $1.8 billion). However, at this stage the Group cannot predict the level of additional capital investment that may be required from the Group in connection with this project as the financing structure of the venture has yet to be determined.

Repayments of loans. On October 27, 2004 the Group repaid the bridge loan to BNP Paribas and Credit Suisse First Boston in full.

Dividends. At the extraordinary general meeting of shareholders on November 6, 2004, interim dividends of RR 0.67 per common share and RR 1.00 per preferred share, expressed in nominal Russian Roubles, were approved for the nine months ended September 30, 2004 for all shareholders.

At the annual general meeting of shareholders in June 2005, additional dividends of RR 0.23 per common share and RR 0 per preferred share, expressed in nominal Russian Roubles, were approved for 2004 for all shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Vladimir P. Lavushchenko
Name:	Vladimir P. Lavushchenko
Title:	Deputy General Director for Economics,
Chairman of Disclosure Committee

Date: July 14, 2005